

October 23, 2012

Via Email
Patrick J. Grismer
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:    YUM! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 8, 2012**
> **Filed October 16, 2012**
> **File No. 001-13163**

Dear Mr. Grismer:

We have reviewed your response letter dated September 11, 2012 and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and by providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
Note 9 – Goodwill and Intangible Assets, page 67

1. You disclose in note (d) to the table on page 67 that as a result of the LJS and A&W divestitures in 2011 you disposed of $26 million of gross amount of goodwill that was fully impaired in 2009.  We note from prior disclosures it appears that $209 million in goodwill was recorded when LJS and A&W were acquired in 2002.  Please reconcile these two amounts for us.

Note 16 - Shareholders' Equity
Accumulated Other Comprehensive Income (Loss), page 81

2.  Refer to your response to our prior comment 1.  The analysis that the response indicates you
    will add presents amounts for fiscal 2011.  However, the analysis does not include a line for
    amounts transferred from cumulative translation adjustments and included in determining net
    income for the period as a result of the sale or complete or substantially complete liquidation
    of an investment in a foreign entity pursuant to ASC 830-30-40-1 and your accounting
    policy.  Foreign entity is defined in ASC 830-30 as an operation (for example, subsidiary,
    division, branch, joint venture, and so forth) whose financial statements are both (i) prepared
    in a currency other than the reporting currency of the reporting entity and (ii) combined or
    consolidated with or accounted for on the equity basis in the financial statements of the
    reporting entity.  From pages 30 and 31 of the 2011 Form 10-K we note that you refranchised
    or closed company owned restaurant units in the China and YRI segments during 2011.
    Please advise.

Form 10-Q for Fiscal Quarter Ended September 8, 2012

Notes to Condensed Consolidated Financial Statements
Note 4 - Items Affecting Comparability of Net Income and/or Cash Flows, page 9

3.  You disclose that you continue to market the Pizza Hut dine-in restaurants in the UK for sale,
    but that the asset group continues not to meet all of the held for sale criteria as of the quarter
    ended September 8, 2012.  Please explain to us the held for sale criteria pursuant to ASC
    360-10-45-9 that are not being met and the reason why.

        Please contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have
any questions.  You may also contact me at 202-551-3380.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief